October 28, 2024

Manish Jhunjhunwala
Chief Executive Officer
WinVest (BVI) Ltd.
125 Cambridgepark Drive, Suite 301
Cambridge, MA 02140

Enrico Dal Monte
Chief Executive Officer
Xtribe (BVI) Ltd.
37-38 Long Acre
London X0 WC2E 9JT

       Re: WinVest (BVI) Ltd.
           Xtribe (BVI) Ltd.
           WinVest Acquisition Corp.
           Draft Registration Statement on Form F-4
           Submitted September 30, 2024
           CIK 0002036162
Dear Manish Jhunjhunwala and Enrico Dal Monte:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
 October 28, 2024
Page 2

Draft Registration Statement on Form F-4 Submitted September 30, 2024
Cover Page

1. We note your disclosure at the top of page v discussing the beneficial ownership of
      Enrico Dal Monte, the co-founder and chief executive of Xtribe assuming that "none of WinVest's public stockholders exercise their redemption rights," including that these figures are to be filled-in in a subsequent amendment. Please revise your disclosure here to discuss associated amounts and percentages assuming maximum redemptions. Additionally, if true, discuss in your filing, such as in your Summary and Risk Factors, whether these figures would result in the company being a
      "controlled company" as defined under the Nasdaq rules and, if so, explain the controlling shareholder's ability to control matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets.
2. Please revise your cover page to provide the disclosure required by Item 1604(a) of
      Regulation S-K, as applicable. Specifically, please revise to address the compensation received or to be received by certain parties in connection with the Business
      Combination as well as discussion regarding any actual or potential material conflicts of interest. Refer to Item 1604(a)(3) and (4) of Regulation S-K. We note your disclosure under the subheading "Interests of Certain Persons in Business Combination" on page 38 of your Summary of the Proxy
Statement/Prospectus.
3. Revise your cover page to state, as you do on page 38, that because you did not complete the Business Combination prior to September 14, 2024, the WinVest
      Common Stock, WinVest Units, Public Warrants and Rights may be delisted, and include a cross reference to the corresponding risk factor.
4. We note your disclosure on page iv that "WinVest cannot assure you that the New
      WINV Ordinary Shares and New WINV Public Warrants will be approved for listing on Nasdaq." Revise to include a cross reference to the related risk factor on page 57.
5. On your cover page, disclose the implied equity value of Xtribe of approximately
      $141 million that you discuss in your joint press release dated May 9, 2024.
Frequently Used Terms, page 2

6. Please revise this section to briefly expand any definition as necessary for clarity, consistency and context. In this regard, we note the term "Execution Date" means
      September 16, 2024. However, by the definition reflected in this section alone it is unclear with regard to what document, agreement or contract this term is referring.
      Similarly, "Founder" means Manish Jhunjhunwala and Jeff LeBlanc. However, it is not evident here with regard to which entity these individuals are Founders. Please revise to include the meaning of the Termination Date found in the
Current
      Charter. These are only examples. Last, please revise any definitions and your disclosure throughout your proxy statement/prospectus to consistently refer to your current and planned securities, with attention to references to the various warrants.
 October 28, 2024
Page 3
7. For consistency and clarity, revise your definition of "Earnout Right" to reflect your statements elsewhere, including in the definition of "Aggregate Merger Consideration," to reflect that the Earnout Rights including the right to receive (if
       earned) up to 6,000,000 WinVest BVI Ordinary Shares.
Q. Are there any arrangements to help ensure that WinVest will have sufficient funds..., page
14

8. Please revise the answer here to respond clearly and directly to the question.
       Additionally, for example, while it is disclosed as provisional at this time and marked in bracketed disclosure, it appears the potential PIPE Financing would be appropriate for discussion here. Also discuss the minimum closing cash condition of $15.0 million necessary to consummate the Business Combination.
Questions and Answers About the Proposals
Q. What equity stake will current equityholders of WinVest and Xtribe hold..., page 14

9. Revise the discussion here and elsewhere throughout this proxy statement/prospectus to state that, not only will the ownership percentages with respect to WinVest's public stockholders and the Initial Shareholders "be different" from the assumptions made here, but that public stockholders are likely to retain a smaller interest and the Initial
       Shareholders a greater interest. Include the tabular disclosure regarding the ownership of the post-business combination company that you include on page 36 along with any corresponding revisions made in response to our comments.
Q. When and where is the Meeting?, page 15

10. Please revise the answer here to disclose summary information regarding the details of the meeting. Similarly, expand the discussion under other answers in this section as appropriate to provide summary information as appropriate. We note your cross-
       reference to the section titled "The Meeting."
Summary of the Proxy Statement/Prospectus, page 23

11.    Please revise this section to comply with the requirements of Item
1604(b) of
       Regulation S-K. In this regard, please disclose pursuant to Item 1604(b)(2) of
       Regulation S-K the material factors that WinVest's board of directors considered in making the determination that the Business Combination and related proposals are in the best interest of WinVest and recommending that the WinVest shareholders approve of the Business Combination and related proposals. We note your subsection titled "Recommendations of the Board and Reasons for the Business Combination" on
       page 39. Also provide the disclosure required by Item 1604(b)(3) and (4) of
       Regulation S-K. In this regard, revise your section titled "Interests of Certain Persons in the Business Combination" page 38 to account for any affiliates and promoters in connection with the Business Combination, as applicable.
12. Revise page 28 to clarify that the Business Combination Agreement was signed on
       May 9, 2024 and was amended and restated on September 16, 2024. Make conforming changes on page 89.
 October 28, 2024
Page 4
Parties to the Business Combination
Xtribe, page 25

13. Please revise your disclosure here and elsewhere throughout this proxy statement/prospectus for context to briefly describe the current status of Xtribe's
       business. In this regard, we note that as disclosed, Xtribe has incurred significant losses, experienced negative cash flow from operations since inception, the auditor has expressed doubt as to its ability to continue as a going concern, it will need additional financing for future operations, and it has yet to engage in any meaningful business activities.
14. Here and in the Xtribe Business section, revise to describe the types of goods and services that are sold, or that you expect to be sold, on the Xtribe marketplace.
Ownership of the Post-Business Combination Company After the Closing, page 36

15. Please revise this table to account for all sources of potential dilution, including sources of dilution disclosed in your table under the subheading "Potential Sources of
       Dilution" on page 37. Further, for consistency, please revise this table to align with the four redemption scenarios used elsewhere in your tabular disclosure to include a scenario that assumes 75% redemption.
Dilution, page 37

16. SPAC dilution disclosures required by Item 1604(c) of Regulation S-K should depict the amount of net assets per share that the SPAC will contribute to the post-
       combination entity. The pro forma amounts presented here do not satisfy the Item
       1604(c) requirements. Instead, please provide reconciliations from the SPAC's net tangible book value as of the most recent balance sheet date to its net tangible book value, as adjusted, based on selected redemption levels. Do not label as pro forma the
       Item 1604(c) amounts presented. The reconciling items should give effect to each source of dilution, such as material probable or consummated transactions and other material effects on the SPAC's net tangible book value from the de-SPAC transaction
       (e.g., all financing transactions, payment of deferred underwriting costs, payments of compensation to a SPAC sponsor, de-SPAC transaction costs, etc.), while excluding the de-SPAC transaction itself. Also, present in tabular form each item (e.g., Founder
       Shares, Public Shares, PIPE Shares, Earnout Shares issued to Sponsor, shares issued upon debt conversion, other share adjustments--excluding the de-SPAC transaction itself--that are probable of occurring prior to or in conjunction with the de-SPAC transaction, etc.) in your computation of the number of shares used to determine net tangible book value per share, as adjusted. Finally, show in tabular form: (a) net tangible book value per share, as adjusted, (b) SPAC offering price and
(c) dilution
       per share.
Interests of Certain Persons in the Business Combination, page 38

17. Revise to include any out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Make corresponding revisions where you have similar disclosure throughout your filing and in your risk factor on page 64. October 28, 2024
Page 5
Risk Factors
Risks Related to Xtribe's Business and Industry
Our independent auditors have expressed substantial doubt about our ability to continue as a going concern..., page 41

18. We note your disclosure that "management believes Xtribe has insufficient funds for current operations and will need additional financing for future operations." Revise your disclosure here and in the Management's Discussion and Analysis of Xtribe
       section to clarify whether management believes Xtribe will have insufficient funds after receiving the proceeds from the Business Combination.
Risks Related to WinVest's Business and the Business Combination
WinVest is not required to, and has not, obtained a third-party valuation or fairness opinion..., page 58

19. Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus to discuss the reasons underlying WinVest's decision not to seek
       a third-party valuation or fairness opinion of Xtribe. Additionally, please revise the last sentence in this risk factor which begins "[t]he lack of third-party valuation or fairness opinion may also lead to an increased number of stockholders to vote against the proposed Business Combination..." While this portion of the statement may be accurate, the second portion of the sentence appears contrary to disclosure elsewhere
       (i.e., "which could potentially impact WinVest's ability to consummate the Business
       Combination"), including in the immediately subsequent risk factor given that it appears that, regardless of votes or redemptions, the Sponsor Support Agreement ensures that the Business Combination proposal will be approved. Please revise or explain.
The Sponsor has agreed to vote in favor of the Business Combination..., page 58

20. Please revise the title of this risk factor to make clear that, regardless of the attendance or votes by the WinVest public stockholders, the Proposals including the Business
       Combination will be approved.
You must tender your shares of WinVest Common Stock..., page 61

21. Revise your disclosure here to provide a cross-reference to the section of the proxy statement/prospectus that discusses and provides details on how a WinVest public stockholder can validly seek redemption.
If we are unable to obtain financing or the conditions to the Business
Combination
Agreement..., page 69

22. Please revise this risk factor to briefly discuss the amounts and potential sources of financing contemplated as necessary to complete the Business
Combination.
Proposal 2 - The Business Combination Proposal, page 89

23. Revise this section to provide a brief description of any related financing transaction, including any payments from the Sponsor to investors in connection with the financing transaction. Refer to Item 1605(b)(2) of Regulations S-K. We note your disclosure on page 100 regarding the PIPE Financing.
 October 28, 2024
Page 6

24. Revise the disclosure to provide a reasonably detailed discussion of the reasons of the target company, Xtribe, for engaging in the Business Combination. Refer to Item
      1605(b)(3) of Regulation S-K.
25. Revise your disclosure here to provide an explanation of any material differences in the rights of WinVest and Xtribe security holders as compared with security holders of the combined company as a result of the Business Combination. Refer to Item
      1605(b)(4) of Regulation S-K.
26. Revise this section to disclose the anticipated liquidity position of the combined company following the Business Combination, including the amount of cash on hand it expects to have following potential shareholder redemptions and the payment of expenses related to the Business Combination. Refer to Item 1605(c) of Regulation S-
      K.
Certain Related Agreements, page 103

27. Please revise this section to be consistent with the disclosure provided under a subheading of the same name in your Summary of the Proxy
Statement/Prospectus on
      page 32.
Background of the Business Combination, page 104

28. Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus to disclose any projections prepared by WinVest,
Xtribe or any
      other party and provide applicable disclosure as required by Item 1609 of Regulation
      S-K. In this regard, we note that WinVest did not engage a third-party valuation or fairness opinion in connection with its determination to approve the Business
      Combination. However, it appears WinVest did engage in certain financial analyses, including "potential sales and the price for which comparable businesses or assets have been valued." Additionally, we note that it appears Xtribe provided certain financial information, including a valuation, and that WinVest's key criteria for a business combination target included evaluating and analyzing a potential business combination target's business, including "historical and projected future performance."
29. We note your disclosure on page 111 that the WinVest Board considered "the competitive valuation of Xtribe when compared with other similar publicly
      traded companies with similar attributes" as a positive factor in approving the transaction. Please tell us whether management or a third party prepared a comparable companies analysis that the Board considered, and if so, include a summary of such analysis in the filing. If not, clarify what the Board relied on with respect to this determination of a "competitive valuation."
Overview, page 105

30. Revise your disclosure to provide date(s) or a date range associated with the timing of identifying "approximately 80 potential business combination targets" and the entry into the related 26 non-disclosure agreements.
31. We note your discussion here regarding WinVest's M&A Agreement with Chardan to assist and advise WinVest in completing an initial business combination and that the
      Company was to pay Chardan at the closing a fee, the M&A Fee. You disclose on
 October 28, 2024
Page 7

       page 105 that because Chardan resigned its role as M&A/Capital Markets Advisor on
       April 24, 2024, no M&A Fee is due to Chardan from WinVest with respect to M&A advisory services; however, you disclose on page 108 that Chardan will receive the
       M&A Fee of approximately $2.8 million and your disclosure on pages F-21 and F-44 also suggests the M&A fee is still due. Please reconcile the conflicting disclosure.
       Additionally, with eye towards clarity, please revise the paragraph beginning
       "WinVest agreed to pay a cash fee equal to 5%..." to briefly disclose whether Xtribe or other parties referenced here are Introduced Parties and the status regarding "the
       Financing."
32. We note disclosure on pages F-20 and F-43 regarding the Company entering into a
       Finder's Fee Agreement as well as an Agent Agreement. Please clarify here and elsewhere throughout your proxy statement/prospectus where appropriate whether the
       Finder or Agent, described as a third-party, was Chardan, or otherwise revise to disclose the name of the Finder and Agent. Further, please revise this section to provide a brief summary discussion these agreements and relationships, including whether these engagements resulted in the consideration of potential targets and if any fees were paid. Consider filing the Finder's Fee Agreement and Agent Agreement in accordance with Item 601(b) of Regulation S-K.
33. Provide more detailed disclosure regarding the resignation of Chardan as WinVest's M&A advisor. Explain how they resigned (e.g., by Section 11(b)
notice,
       resignation letter or discussions) and the effect of any waived fees. Describe their statements relating to any affirmative disclaimers of responsibility for any of the disclosure in the filing, claims of no participation or remaining role in the Business
       Combination transaction, and any disagreements or objections made to the disclosure in the filing.
Xtribe, page 106

34. We note that on October 12, 2022, the WinVest provided Xtribe an initial draft of the non-binding Letter of Intent and, on October 20, 022, these parties "continued
       negotiations regarding the Letter of Intent." Please revise to briefly expand the disclosure to discuss what specific topics, issues or key terms were negotiated and/or at issue between the parties before an agreement was reached and terms of the Letter of Intent settled. We note that later, from December 19, 2022 through December 23,
       2022, counsels to the parties exchanged comments on the draft Letter of Intent, including with respect to certain terms and requirements as well as the surviving company's board of directors. Please revise this section accordingly so that investors have an understanding of what transpired between WinVest and Xtribe and their counsel and representatives. Provide similar disclosure regarding the negotiation of the material terms of the Business Combination Agreement. Refer to Item 1605(a) of
       Regulation S-K.
35. Please revise this section and elsewhere as appropriate throughout your proxy statement/prospectus to disclose and name the "other advisors to WinVest" discussed here. Discuss their role and relationship to WinVest, Sponsor or other parties to the
 October 28, 2024
Page 8

      transaction, including any conflicts of interest. Please also clarify whether Chardan advised both WinVest and Xtribe at any point in time and the nature of that
      relationship.
36. Please revise this section to briefly expand your disclosure regarding the potential financing fee Chardan would be entitled to receive should it assist with any capital raise as referenced on page 108.
37. Please revise your disclosure here and elsewhere throughout your proxy statement/prospectus to discuss the ultimate value and/or purchase price/terms for
      Xtribe reached in connection with the signing of the Business Combination Agreement. In this regard, we note that WinVest filed a Form 8-K on May
10,
      2024 announcing the execution of the Business Combination Agreement and joint press release, dated May 9, 2024, that reflects that "[t]he Business Combination
      Agreement values Xtribe at an implied equity value of approximately $141 million,
      assuming no redemption by WinVest   s existing public stockholders and
subject to
      adjustment that may include additional investments in Xtribe or WinVest prior to the closing of the Proposed Transaction." However, while the Form 8-K and press release are noted on page 109, this valuation is not discussed here or elsewhere. Please clarify whether WinVest or Xtribe proposed an initial valuation figure, what that valuation figure was and how it was determined, how the amount evolved throughout the negotiations, and when the parties came to agreement on the final valuation.
38. Please disclose any discussions about the need to obtain additional financing for the combined company, such as the intended PIPE transaction, and the negotiation and marketing processes undertaken to date (e.g., identification of potential PIPE investors; and how the terms of the PIPE transaction may be determined). Additionally, as applicable, please also disclose whether the parties intend to provide
      any valuations or other material information about WinVest, Xtribe, or the Business
      Combination transaction to potential PIPE investors that are not expected to be disclosed publicly. Also clarify why the contemplated PIPE appears to be split between purchasing shares of WinVest and purchasing shares of Xtribe. WinVest Board's Reasons for the Approval of the Business Combination, page 111

39. Review this section to address required factors considered in accordance with Item
      1606(b) of Regulation S-K, including (i) the valuation of the target company; (ii)
      financial projections relied upon by the board of directors; (iii) the terms of financing materially related to the Business Combination; (iv) any report, opinion, or appraisal;
      and (v) dilution. Explain how the Board determined the valuation was fair, given they did not obtain fairness opinion or third-party valuation, and what they relied upon in making that determination.
40. If any director of WinVest voted against, or abstained from voting on, approval of the
      Business Combination, identify such persons, and indicate, if known after making reasonable inquiry, the reasons for the vote against the transaction or abstention. Refer to Item 1606(e) of Regulation S-K.
 October 28, 2024
Page 9
41.   Revise to include the disclosure required by Item 1605(c) of Regulation
S-K.
Material Federal Income Tax Considerations for WinVest, page 121

42. Your disclosure and the Business Combination Agreement states that you intend for the Business Combination to qualify as "reorganization" under the provisions of
      Section 368 of the U.S. Internal Revenue Code and that WinVest shareholders and certain Xtribe shareholders will not recognize any gain or loss as a result of the transaction. As such tax treatment for the transaction is material to these shareholders, please revise to provide a tax opinion as to the qualification of the Business
      Combination under Section 368 and the tax consequences to the applicable shareholders. Please revise your related disclosure throughout the proxy statement/prospectus to reflect the issuance of such an opinion.
Stockholder Approval of Business Combination, page 135

43.   We note the disclosure on page 135 that the Sponsor and its affiliates
may    purchase
      WinVest securities in the open market and does not explicitly state that such securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination transaction. Please provide your analysis on how such potential purchases would comply with Rule 14e-5. Refer to our Tender Offer Rules and
      Schedules Compliance and Disclosure Interpretation Question 166.01. Information About Xtribe
Business Overview, page 152

44. Revise your disclosure here and on page 25 to provide context regarding the 1 million buyers and sellers that have downloaded the app. That is, please clarify that downloading the app is not a revenue generating activity and that, if true, the majority of downloads does not lead to revenue. We note that as of fiscal year ended December
      31, 2023 Xtribe had net sales of $17,700. Also clarify whether you track other metrics, such as active users or monthly subscribers, and if so, disclose how many active users and monthly subscribers you have.
45. We note your statement that Xtribe plans to conduct a sales and marketing roll-out of its app in the United States in 2025. Please briefly revise your disclosure to balance and contextualize this statement with the disclosure that the company has not engaged in an meaningful business activities and its auditor has expressed concern as to its ability to continue as a going concern.
Selected Unaudited Pro Forma Condensed Combined Financial Information, page 168

46. Please include additional redemption scenarios in your pro forma financial information.
Basis of Presentation and Business Combination
Note 4. Earnout Agreement, page 178

47. Please give pro forma effect to the Earnout Shares. Alternatively, tell us and disclose how you determined the pro forma effects of the Earnout Shares would not be material, when you disclose you do not have the information to determine their fair value. Refer to Article 11 of Regulation S-X.
 October 28, 2024
Page 10

Security Ownership of Certain Beneficial Owners and Management, page 192

48. Revise your disclosure of the beneficial ownership of Xtribe so that it also assumes the completion of the Business Combination and any related financing transactions.
       Refer to General Instruction I.2(e) of Form F-4.
Index to Financial Statements, page F-1

49.    Please provide audited financial statements for the registrant, WinVest
(BVI) Ltd. in
       your next amendment. Refer to Item 14 of Form F-4 and Item 8.A of Form 20-F. See
       also Instruction 4 to Item 8 of Form 20-F and Rule 15-01(e) of Regulation S-X.
General

50. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
51. Please revise to include the disclosure required by Item 1603. In this regard, it appears that certain required disclosure has not been included, for example but not limited to, information addressed under (a)(2), (3), (4) and (5) of Regulation S-K. Disclose any
       circumstances or arrangements under which the Sponsor or WinVest's affiliates or promoters transferred or could transfer ownership of WinVest securities or that have resulted or could result in the surrender or cancellation of such securities, per Item
       1603(a)(6) of Regulation S-K. If there exist any circumstances described by Item
       1603(a)(9) or Item 1603(c) of Regulation S-K that warrant further disclosure, please revise to include such disclosure. We note your table on page 114 summarizing the entities that your officer and directors currently have fiduciary duties, contractual obligations or other material management relationships.
52. Revise your proxy statement/prospectus as appropriate to disclose and discuss any report, opinion, or appraisal described in Item 1607(a) of Regulation S-K from an outside party or an unaffiliated representative received by WinVest or Sponsor. Refer to Item 1604 of Regulation S-K. We note your disclosure that the WinVest Board did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. However, we also note certain other disclosure, including your statement on page 111 that in connection with the
       WinVest Board's approval of the Business Combination, the board evaluated the factors disclosed "with the assistance of WinVest's outside advisors," for example.
53. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to
 October 28, 2024
Page 11

      complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign
      Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Rufus Decker at 202-551-
3769 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Matthew L. Fry
      Giovanni Caruso